Exhibit 4.1(g)

Amendment 1 to Consulting Agreement

Between Calypte Biomedical Corporation and Ronald W. Mink

This Agreement amends and modifies the Consulting Agreement between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Creative BioSolutions/Ron Mink (“Consultant”) dated July 15, 2002 and is effective as of March 24, 2003.

Whereas, the Company desires to change the payment terms on the contract and Consultant is agreeable to such modification.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The Company acknowledges that it owes Consultant $28,264.21 for services rendered, payable in cash. It will now convert these payments to stock issuable to Consultant based on a value of approximately $0.025 per share for a total of 1,131,000 shares.

2.	In consideration for this modification, the Company agrees to register the shares with the upcoming S-8 filing during March 2003. If the filing occurs after March, Consultant has the option to accept only cash.

3.	Further, the remaining shares included in the initial agreement as a stock bonus are now considered fully vested.

4.	All other terms and conditions of the Consultant Agreement dated July 15, 2002 remain unchanged.

Consultant:	Calypte Biomedical Corporation

/s/ Ronald W. Mink	By:	/s/ Richard D. Brounstein
Ronald W. Mink	Richard D. Brounstein Executive Vice President, CFO

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